UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of June, 2008
Commission File Number 000-51138

GRAVITY Co., Ltd.

(Translation of registrant’s name into English)

Nuritkum Square Business Tower 15F, 1605 Sangam-Dong, Mapo-Gu, Seoul, Korea 121-270

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☑ Form 20-F ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Gravity Appoints New Officers
SEOUL, SOUTH KOREA — June 10, 2008 — Gravity Co., Ltd. (NasdaqGM: GRVY) (“Gravity” or the “Company”) today announced that Mr. Brian Yoon Seok Kang has been appointed as Chief Executive Officer, Co-Chief Operating Officer, Chief Compliance Officer and Chairman of the Board of Directors. Mr. Kang replaces Mr. Il Young Ryu, who has resigned as Chief Executive Officer and Chairman of the Board of Directors, and Mr. Kyu Hyeong Lee, who has resigned as Chief Compliance Officer.
Mr. Kang was most recently Managing Director of the Korea Venture Fund in charge of structuring the fund’s investments and overseeing the fund’s portfolio companies, from 2000 to 2008. In this capacity, Mr. Kang was recognized as a leading professional in the turnaround and value enhancement of many IT and technology companies. Investors of the Korea Venture Fund include State Street Global Advisors, Vertex Management and the Korean Small Business Corporation a quasi-government investment company. Prior to managing the Korea Venture Fund, Mr. Kang was a Fund Manager for the Samsung Venture Investment Corporation, one of Korea’s leading venture capital companies. Mr. Kang was also a Manager of the Strategy and Business Development Group at Samsung Electronics Co., Ltd.
Commenting on his appointment, Mr. Kang stated: “I am honored to join Gravity as CEO. I feel great responsibility to open a new chapter in the Company’s history by jumpstarting Gravity’s performance and streamlining the Company’s business operations. Gravity has enormous potential as an early mover in the online game industry and I look forward to enhancing shareholder value and building the Company’s competitive advantages.”
Mr. Kang earned his Bachelor of Science from the University of Utah and Master of Science from the Polytechnic University in New York. He also attended an executive course at the Stanford University Graduate School of Business.
The Company also announced that Mr. Yoshinori Kitamura will serve as the Company’s Co-Chief Operating Officer.
Mr. Jonathan J. Lee will continue as the Company’s Chief Financial Officer and Investor Relations Officer.
About GRAVITY Co., Ltd.
Based in Korea, Gravity is a developer and publisher of online games. Gravity’s principal product, Ragnarok OnlineTM, is a popular online game in many markets, including Japan, Taiwan and Thailand, and is currently commercially offered in 23 countries. For more information about Gravity, please visit http://www.gravity.co.kr.
Forward-Looking Statements:
Certain statements in this press release may include, in addition to historical information, “forward-looking statements” within the meaning of the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act 1995. Forward-looking statements can generally be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe” “project,” or “continue” or the negative thereof or other similar words, although not all forward-looking statements contain these words. Investors should consider the information contained in our submissions and filings with the United States Securities and Exchange Commission (the “SEC”), including our registration statement on Form F-1, as amended, and our annual reports on Form 20-F, together with such other documents and we may submit to or file with the SEC from time to time, on Form 6-K. The forward-looking statements speak only as of this press release and we assume no duty to update them to reflect new, changing or unanticipated events or circumstances.
Contact:
Mr. Jonathan J. Lee
Chief Financial Officer / Investor Relations Officer
Gravity Co., Ltd.
Email: jlee@gravity.co.kr
Telephone: +82-2-2132-7800
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SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAVITY Co., Ltd.
Date: 06/10/2008	By:	/s/ Jonathan J. Lee
		Name:	Jonathan J. Lee
		Title:	Chief Financial Officer and Investor Relations Officer